

January 26, 2009

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Barry Cinnamon, Chief Executive Officer
Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, CA   95032

Re: Akeena Solar, Inc.
       Registration Statement on Form S-3
       File No.: 333-156603
       Filed on: January 7, 2009

Dear Mr. Cinnamon:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Senior Subordinated Debt, page 10

1. Since the registration statement must include an indenture for each series of debt securities being offered, please amend the registration statement to file the form of indenture for the senior subordinated debt.

2. If the indenture for the senior subordinated debt does not include the form of the senior subordinated debt and that debt instrument will define any of the debt holders' rights, the form must be filed separately as an exhibit to the registration statement.

Exhibits 4.2 and 4.3

3. The indentures filed as exhibits 4.2 and 4.3 should be revised to include the cross-reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. Please refer to Item 601(4)(iv)(B) of Regulation S-K.

Exhibit 25.1

4. We note that the Statement of Eligibility on Form T-1 will be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act. Companies that rely on Section 305(b)(2) to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See Release No., 33-7122 Dec. 19, 1994). [March 30, 2007]

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director